Exhibit 99.10

Translation for Informational Purposes Only

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

REPORT OF THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear members of the Board of Directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V: The undersigned in my character of executive chairman of the Board of Directors of

Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”), hereby submit to your consideration my annual activity report for the period from January 1st to December 31st, 2025.

I.	Board of Directors and Committees

The board of directors has continued improving its processes and protocols to comply with the requirements of Vesta as a listed company in the NYSE.

During recent years a platform has been put in place to improve the effectiveness, efficiency and strategic focus of the processes of the board of directors to continue improving. According to the information obtained with the assistance of an advisor, we have concluded that the preparation of the members of the board of directors is now 9.5 out of 10.

As executive chairman one of my duties is to assure that the board of directors constitutes a strategic asset of Vesta, always oriented to value creation through an improved supervision, better dialogue and effective decision making.

The members of the board of directors contribute in many ways other than only participating in the board meetings, and the process that has been implemented is designed to promote this contribution while increasing the standard of how the time of the board members is used.

Finally, the 2025 board evaluation delivered tangible evidence of the search for a higher standard in the future. Therefore, the board of directors has improved its capacities to adopt better decisions at the speed required by Vesta.

II.	Investor’s Events

a) Participation in meetings with major investors, financial institutions and analysts.

III.	Participation in Strategic Issues

a)	Participation and opinion related to strategic projects for Vesta.

b)	Participation within the executive committees of New Business and Portfolio of Vesta.

IV.	Public Relations

a)	Representation of Vesta at several events.

b)	Participation Vesta’s social responsibility events.

V.	Other Activities

a)	Participation as member of the national directive board of COMCE

b)	Participation as member of AMPIP ‘s (Asociación Mexicana de Parques Industriales) board, acting as former president of the association.

c)	Participation as president of the COMCE Mexico-Germany bilateral committee.

d)	Participation at the board of Anahuac University - Engineering School.

e)	Meetings with former presidents and the board of the AMPIP with the Secretary of Economy to strengthen Mexico’s position in the United States.

f)	Participation at the Consultive Board of Virtus (Family Office).

g)	Participation in the event “The Year Ahead” by Bank of America.

h)	Le Bourget – Airshow in France.

i)	Participation in the monthly board of YPO/Gold Mexico.

j)	Attendance to the 70th anniversary of YCH Asian logistics company and visit to Supply Chain City in Singapore.

k)	National convention of AMPIP in Cancún

l)	Session with several New York developers at the New York Stock Exchange

Finally, the undersigned has continued working according to the guidelines set forth by the board of directors during the meeting held on July 2018, and actively participating with the management in the strategic planning for Vesta.

Mexico City, January 29th, 2026.

/S/

Mr. Lorenzo Manuel Berho Corona

Executive Chairman of the Board of Directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V.

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